SCHEDULE 1

     On April 7, 2004, WF Holdings, Inc. ("WF"), WFM Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of WF ("WFM"), and Workflow Management, Inc. (the "Issuer") entered into Amendment #2 ("Amendment #2") to the Agreement and Plan of Merger, dated as of January 30, 2004, as amended (the "Merger Agreement"), which provided that each share of Common Stock converted pursuant to the Merger Agreement will be entitled to receive $5.56 per share in cash. On March 29, 2004, WF, WFM and the Issuer entered into Amendment #1 ("Amendment #1") to the Merger Agreement, which provided that each share of Common Stock converted pursuant to the Merger Agreement will be entitled to receive $5.375 per share in cash.

     On April 8, 2004, WF and Rutabaga Capital Management ("Rutabaga") entered into a Voting Agreement and Irrevocable Proxy pursuant to which Rutabaga agreed to vote all of their Common Stock to which it has sole voting power in favor of the Merger Agreement and to use best efforts to cause any Common Stock as to which it has shared voting power to be voted in favor of the Merger Agreement.

     Also on April 8, 2004, WF and Wells Fargo Capital Management Incorporated ("Wells Fargo") entered into a Voting Agreement and Irrevocable Proxy with WF pursuant to which Wells Fargo agreed to vote all of their Common Stock in favor of the Merger Agreement.

     Notwithstanding the foregoing, each of the Reporting Person and the entities on this SCHEDULE 1, expressly disclaims that the filing of this Form 4 shall not be construed as an admission that such entities are the beneficial owners of any of the shares of Common Stock covered by this Form 4.